Australian Government

Takeovers Panel

MEDIA RELEASE

No: TP12/76

Thursday, 18 October 2012

Mission NewEnergy Limited 01R – Panel Declines to Conduct Proceedings and Publishes Reasons

The Panel has declined to conduct proceedings on a review application dated 2 October 2012 from McDermott Industries Limited in relation to the affairs of Mission NewEnergy Limited (see TP12/73).

The initial Panel declined to conduct proceedings on McDermott's original application. The review Panel considered that there was no reasonable prospect of it coming to a different conclusion to the initial Panel. Accordingly, the review Panel declined to conduct proceedings.

The review Panel was Hamish Douglass (sitting President), Rod Halstead and Nora Scheinkestel.

The Panel's reasons can be found on the Panel's website at www.takeovers.gov.au.

Allan Bulman
Director, Takeovers Panel
Level 10, 63 Exhibition Street
Melbourne VIC 3000
Ph: +61 3 9655 3597
allan.bulman@takeovers.gov.au